Valneva’s Chikungunya Vaccine IXCHIQ® Now Authorized in Canada for Individuals Aged 12 and Older

Saint Herblain (France), August 18, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that Health Canada has granted marketing authorization for its single-dose vaccine, IXCHIQ®, for the prevention of disease caused by the chikungunya virus in individuals aged 12 years and older. This announcement adds to the adult marketing authorization already received in Canada1 and complements the adolescent label extension received in Europe in April 20252.
In addition to the adolescent data, Health Canada’s label extension application included IXCHIQ®’s antibody persistence data, which show that the vaccine’s immune response was sustained for 24 months by 97% of participants and was equally durable in younger and older adults3.

Juan Carlos Jaramillo, M.D., Chief Medical Officer of Valneva, said, “This approval marks another major milestone for our vaccine as chikungunya continues to pose a significant risk to people living in or traveling to endemic regions. Ensuring our vaccine is accessible to all age groups is especially important. We await further regulatory decisions from other countries where broader access will help to provide protection and lessen the burden of this potentially debilitating illness which continues to spread into previously unaffected areas.”
IXCHIQ® became the world’s first approved chikungunya vaccine in an endemic country earlier this year when the Brazilian Health Regulatory Agency (ANVISA) granted marketing authorization in adults.4
Chikungunya is becoming an increasingly prominent public health issue, with recent outbreaks in Brazil, India, and China5. Valneva’s partnership with The Coalition for Epidemic Preparedness Innovations (CEPI), supported by the European Union’s Horizon Europe programme, supports broader access to IXCHIQ® in Low- and Middle-Income Countries (LMICs)6.
Dr. Richard Hatchett, Chief Executive Officer of the Coalition for Epidemic Preparedness Innovations (CEPI), commented, “As outbreaks of chikungunya surge around the world, expanding access to vaccines is more important than ever. This approval could help to accelerate licensure of IXCHIQ® in this age group in other regions, including areas where the disease is endemic.”
Health Canada’s label extension is based on positive six-month adolescent Phase 3 data which the Company reported in May 20247. These data showed that a single-dose vaccination with IXCHIQ® induces a high and sustained immune response in 99.1% of adolescents, and that the
Valneva Announces Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ®
Valneva’s Chikungunya Vaccine IXCHIQ® Now Authorized in EU for Adolescents Aged 12 and Above
Valneva Reports Positive 24-Month Antibody Persistence Data for its Single-Shot Chikungunya Vaccine IXCHIQ®
4 Valneva Receives First Marketing Authorization for IXCHIQ® in a Chikungunya Endemic Country
5 Chikungunya in China
6 CEPI expands partnership with Valneva with $41.3 million to support broader access to world’s first Chikungunya vaccine
Valneva Reports Further Positive Pivotal Phase 3 Data in Adolescents for its Single-Shot Chikungunya Vaccine

vaccine was generally well tolerated. The Lancet Infectious Diseases, a world leading infectious diseases journal, published an article in January 2025 showing that the vaccine was generally safe and well tolerated in adolescents aged 12 to 17 years 28 days after a single injection, regardless of previous CHIKV infection.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedesmosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years8. In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas3. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas9 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem10.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines. Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
Reemergence of Chikungunya Virus
Vaccine and Therapeutic Options To Control Chikungunya Virus
Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

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